SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Form 20-F                      Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Form 20-F                      Form 40-F      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F                      Form 40-F      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

Exhibit 99.1	Press release announcing Financial Results for Fiscal Year 2007 issued by GPC Biotech AG, dated March 26, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2008

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Torsten Hombeck
Name:	Torsten Hombeck, Ph.D.
Title:	Vice President and CFO